July 31, 2026 PATRIA INVESTMENTS (NASDAQ: PAX) 2Q26 Earnings Presentation

2 This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes, “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity, certain elements of our 2Q26 IFRS balance sheet and IFRS financial results are dependent on the conclusion of financial instruments adjustments (assets and liabilities) and/or completed purchase price allocation for these transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies. Disclaimer PAX 2Q26 Earnings Presentation

3 Patria Reports Second Quarter 2026 Results July 31, 2026 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the second quarter ended June 30, 2026 Patria will host its second quarter 2026 investor conference call via public webcast on July 31, 2026, at 9:00 a.m. ET. To register, please use the following link: https://edge.media- server.com/mmc/p/asz8ozen/lan/en For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ Conference Call Dividends Shareholder Relations Contact PatriaShareholderRelations@patria.com About Patria Patria is a global alternative asset management firm focused on the mid-market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the-ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With over 37 years of experience and more than $62 billion in assets under management, we believe we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com Asset Classes Infrastructure, Credit, Real Estate, Private Equity, Solutions (GPMS), and Public Equities Main sectors Agribusiness, Power & Energy, Healthcare, Logistics & Transportation, Food & Beverage and Digital & Tech Services Investment Regions Latin America, Europe and the U.S. Patria declared a quarterly dividend of $0.1625 per share payable to record holders of common stock as of the close of business on August 10, 2026. This dividend will be paid on September 14, 2026. PAX 2Q26 Earnings Presentation

4 Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document. Patria’s Second Quarter IFRS Results IFRS Net Income attributable to Patria was $10.5 million for 2Q26 PAX 2Q26 Earnings Presentation (US$ in millions) 2Q25 1Q26 2Q26 Revenue from management fees 79.7 96.1 104.0 Revenue from incentive fees 2.3 — 3.1 Revenue from performance fees (1) — — — Revenue from advisory and other ancillary fees 2.3 3.5 7.4 Taxes on revenue (2) (1.8) (2.6) (3.2) Revenue from services 82.5 97.1 111.3 Personnel expenses (3) (34.0) (46.9) (54.8) Deferred Consideration (4) (0.9) (1.4) (1.4) Amortization of intangible assets (9.2) (9.3) (13.1) Carried interest allocation — — — General and Administrative expenses (11.7) (15.0) (16.9) Other income/(expenses) (5) (0.5) 1.1 4.6 Share of equity-accounted earnings (6) (0.2) — — Net financial income/(expense) (7) (11.1) (16.4) (13.0) Income before income tax 15.0 9.2 16.8 Income and other related tax (8) (0.8) (4.6) (2.3) Net income for the period 14.1 4.6 14.6 Attributable to: Shareholders of the Parent 12.9 2.3 10.5 Non-controlling interests (9) 1.2 2.3 4.1

5 PAX 2Q26 Earnings Presentation Message from Patria’s CEO - Alex Saigh “Our second quarter results reflect continued strong fundraising momentum, supported by consistent investment performance across our diversified platform,” said Alex Saigh, Chief Executive Officer at Patria. “We raised $2.3 billion in the quarter, bringing year-to-date fundraising to $4.5 billion and keeping us on pace to exceed our full-year target. Fee-Related Earnings for the quarter were $57.1 million, up 24% year over year and 13% sequentially, supported by Fee-Earning AUM of $48.9 billion, which increased 32% year over year and 7% sequentially, and included $11 billion, or 22%, in permanent capital vehicles. We concluded the quarter on track to achieve our full-year 2026 FRE guidance of $225 to $245 million, or $1.42 to $1.54 per share. Finally, Distributable Earnings per share of $0.32 rose 31% year over year and 19% sequentially."

6 Patria’s Second Quarter 2026 Summary PAX 2Q26 Earnings Presentation

7 Key Business Metrics Financial Measures • Management fees of $103.7 million in 2Q26, up 28% compared to 2Q25 • Fee Related Earnings (“FRE”) of $57.1 million in 2Q26, up 24% versus 2Q25. On a per share basis, FRE in 2Q26 reached $0.36, up 24% year over year • FRE Margin of 54.0% in 2Q26 • Distributable Earnings (“DE”) per share of $0.32 in 2Q26, up 31% versus 2Q25 See notes and definitions at end of document • Total Assets Under Management (“AUM”) of $62.1 billion as of quarter end, up 28% from 2Q25 • Fee Earning AUM (“FEAUM”) of $48.9 billion, up 32% from 2Q25 • Total Fundraising of $2.3 billion in 2Q26 and $4.5 billion year to date • Total Deployment in drawdown funds of $0.8 billion in 2Q26 and $3.0 billion over the LTM • Net Accrued Performance Fees of $238 million as of June 30, 2026, or $1.49 per share • Pending FEAUM of $4.0 billion as of quarter end Corporate Actions & Recent Developments Patria’s Second Quarter 2026 Summary PAX 2Q26 Earnings Presentation • Declared quarterly dividend of $0.1625 per common share payable on September 14, 2026 • Closed on the acquisition of WP Global Partners on April 1st, which added $1.7 billion of FEAUM • Concluded a Total Return Swap ("TRS") of 1.5 million shares (840 thousand shares executed in 1Q26, and 660 thousand shares executed in 2Q26) • Issued $350 million of fixed-rate, long-term debt with maturities ranging from 5-10 years and coupons from 6.0%-to-6.6%. Proceeds were used to pay down line of credit with balance available for general corporate purposes

PAX 2Q26 Earnings Presentation

PATRIA

Patria's Second Quarter 2026 Earnings

Distributable Earnings ("DE") of $50.7 million in 2Q26

(US$ in millions)	2Q25	1Q26	2Q26	% Δ (2Q25 vs. 2Q26)	% Δ (1Q26 vs. 2Q26)
Management Fees	81.0	95.2	103.7	28%	9%
(+) Incentive Fees	2.3	—	2.5		
(+) Other Fee Revenues	2.3	3.3	7.0		
(–) Taxes on Revenues (1)	(1.8)	(2.3)	(2.7)		
(–) Rebates	(2.7)	(3.7)	(4.6)		
Total Fee Revenues	**81.1**	**92.6**	**105.8**	**30%**	**14%**
(–) Personnel Expenses	(22.6)	(26.8)	(31.9)	41%	19%
(–) General and Administrative Expenses	(11.7)	(14.7)	(16.1)	38%	10%
(–) Placement Fees Amortization (2)	(0.7)	(0.5)	(0.6)	(15)%	8%
Fee Related Earnings (FRE)	**46.1**	**50.5**	**57.1**	**24%**	**13%**
FRE Margin (%)	**56.9%**	**54.6%**	**54.0%**		
Realized Performance Fees (After-Tax)	—	—	—		
(–) Carried interest allocation and bonuses (3)	—	—	—		
Performance Related Earnings (PRE)	**—**	**—**	**—**		
(+) Net financial income/(expense) (4)	(4.0)	(3.3)	(1.5)		
Pre-Tax Distributable Earnings	**42.2**	**47.2**	**55.6**	**32%**	**18%**
(–) Income and other related tax (5)	(3.4)	(4.9)	(5.0)	46%	2%
Distributable Earnings (DE)	**38.8**	**42.4**	**50.7**	**31%**	**20%**
DE per Share	**0.24**	**0.27**	**0.32**	**31%**	**19%**
Shares Outstanding	159.5	159.1	159.5	—%	0%

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document for Patria's non-GAAP Income Statement. Results for the partnership with Bancolombia and acquisition of Solis are reflected on a proportional consolidation basis to include Patria's 51% ownership stake on each line item. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

8

PAX 2Q26 Earnings Presentation

PATRIA

Fee Related Earnings (“FRE”)

Highlights for the quarter

- Year-over-year increase in Management Fees reflects higher FEAUM driven mainly by organic net inflows, positive investment returns, FX, and the closing of the Solis, RBR, and WP Global Partners acquisitions, partially offset by a lower management fee rate due to mix
- 2Q26 management fee revenues included $1.5 million of SOF V catch-up fees
- Personnel and G&A expenses totaled approximately $48 million in the quarter, up 16% sequentially and 40% year-over-year mainly driven by acquisitions, FX, ongoing investments in the business, and seasonal increases in compensation expenses
- Year-over-year and sequential increase in FRE of 24% and 13%, respectively, reflects higher net fee revenues partially offset by lower FRE margin

(US$ in millions)	2Q25	1Q26	2Q26	% Δ (2Q25 vs. 2Q26)	% Δ (1Q26 vs. 2Q26)
Management Fees	81.0	95.2	103.7	28%	9%
(+) Incentive Fees	2.3	—	2.5		
(+) Other Fee Revenues	2.3	3.3	7.0		
(–) Taxes on Revenues (1)	(1.8)	(2.3)	(2.7)		
(–) Rebates	(2.7)	(3.7)	(4.6)		
Total Fee Revenues	**81.1**	**92.6**	**105.8**	**30%**	**14%**
(–) Personnel Expenses	(22.6)	(26.8)	(31.9)	41%	19%
(–) General and Administrative Expenses	(11.7)	(14.7)	(16.1)	38%	10%
(–) Placement Fees Amortization (2)	(0.7)	(0.5)	(0.6)	(15)%	8%
Fee Related Earnings (FRE)	**46.1**	**50.5**	**57.1**	**24%**	**13%**
FRE Margin (%)	**56.9%**	**54.6%**	**54.0%**		

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document for Patria's non-GAAP Income Statement. Results for the partnership with Bancolombia and acquisition of Solis are reflected on a proportional consolidation basis to include Patria's 51% ownership stake on each line item. In the IFRS Income Statement, results are fully consolidated on each line item and adjusted by non-controlling interest.

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10 Net Accrued Performance Fees for Drawdown Funds US$ 238 mn 188 PE VI 21 IS III IS V Others1 EoP FX US$/BRL $5. 18 EoP FX US$/BRL $5.46 Net Accrued Performance Fees (US$ in millions) EoP FX US$/BRL $5. 22 See notes and definitions at end of document. Totals may not add due to rounding. 2Q26 Composition by Fund PAX 2Q26 Earnings Presentation • Net Accrued Performance Fees of $238 million or $1.49 per share on June 30, 2026 • Net Accrued Performance Fees decreased in the quarter mainly driven by revaluation of portfolio companies in PE Fund VI • Other Net Accrued Performance Fees includes both Growth and Venture strategies

11 (US$ in millions) Private Equity Infrastructure Credit Public Equities Real Estate GPMS Multi Asset Total 2Q25 24 330 346 80 232 254 — 1,266 3Q25 96 612 396 78 109 240 — 1,531 4Q25 16 415 274 144 523 324 — 1,695 1Q26 275 547 926 91 37 267 — 2,143 2Q26 9 12 657 38 247 413 970 2,347 YTD 284 559 1,583 129 284 680 970 4,490 Fundraising See notes and definitions at end of document. Totals may not add due to rounding. Highlights for the quarter • Multi Asset raised $970 million from upsizing of existing Separately Managed Account (SMA) from key Sovereign Wealth Fund • Credit raised a total of $657 million, including $239 million from Solis, our recently acquired CLO business in Brazil • GPMS held the final closing of SOF V, our fifth-vintage commingled secondaries fund, with total committed capital reaching $676 million, 35% above target PAX 2Q26 Earnings Presentation

PAX 2Q26 Earnings Presentation

PATRIA

Total Assets Under Management

- LTM growth in AUM was driven by organic capital inflows of $7.7 billion, a positive valuation impact of $1.1 billion as well as a positive impact from USD depreciation vs other currencies, and $7.6 billion from acquisitions, offset by outflows of $(4.6) billion - which included $(2.9) billion of divestments and distributions
- Pending FEAUM rose 20% to $4.0 billion compared to $3.3 billion in 1Q26



+28%
$48.7bn
$62.1bn
10.6
7.3
7.8
6.8
2.3
13.9
1.0
8.8
8.7
13.6
10.2
2.8
17.0
2Q25
2Q26



7.2
13.3
4.9
US$
51.1
bn
2.8
13.3
9.7
Fair Value of Investments
+
1.0
1.6
3.7
US$
11.0
bn
3.8
0.5
0.4
Uncalled Capital
1.0
1.1
US$
4.0
bn
0.3
0.1
0.3
0.9
0.3
Pending FEAUM

Private Equity | Infrastructure | Credit | Real Estate | Public Equities | GPMS | Multi Asset

Note: Pending FEAUM represents AUM available for future deployment that could generate management fees if deployed. See notes and definitions at end of document. Totals may not add due to rounding.

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13See notes and definitions at end of document. Totals may not add due to rounding. $37.2bn $48.9bn Fee Earning Assets Under Management US$ 103.7 mn 2Q26 Mgmt. Fee Revenue Breakdown Per Strategy +32% GPMSPublic EquitiesReal EstateCreditInfrastructurePrivate Equity US$ 81.4 mn 4Q24 Mgmt. Fee Revenue Breakdown Per Strategy PAX 2Q26 Earnings Presentation • Fee-Earning AUM (FEAUM) of $48.9 billion in 2Q26 were up 32% versus the prior year driven by organic capital inflows of $5.3 billion, a positive valuation impact of $2.7 billion, $6.7 billion of acquisitions, and FX impact of $1.1 billion, partially offset by $(2.2) billion of divestments and distributions, $(1.5) billion of redemptions, and $(293) million of fund step-downs • Management Fees of $103.7 million in 2Q26 were up 28% compared to 2Q25 mainly driven by the higher FEAUM, partially offset by a lower fee rate due to mix

PAX 2Q26 Earnings Presentation

PATRIA

Key Fee Characteristics By Investment Vertical

Asset Class	FEAUM by Structure			Fee Basis	Frequency of NAV Calculation	Duration	Currency Exposure Hard / Soft (%)	LTM Effective Mgmt. Fee Rate
Private Equity	$ 5.6 bn	95%	Drawdown Funds	Deployed Capital at Cost	n.a.	Long-dated & Illiquid	89% | 11%	1.78%
		5%	SMAs & Co-investments	Hybrid: Varies by Account	n.a.	Long-dated & Illiquid	90% | 10%	
Infrastructure	$ 4.5 bn	81%	Drawdown Funds	Hybrid: Committed/ Deployed at Cost	n.a.	Long-dated & Illiquid	77% | 23%	1.43%
		11%	SMAs & Co-investments	Hybrid: Varies by Account	n.a.	Long-dated & Illiquid	87% | 13%	
		8%	Infrastructure Core	NAV	Daily	Permanent Capital	0% | 100%	
Credit	$ 13.1 bn	70%	Interval Funds	NAV	Daily	Periodic/Limited Liquidity	60% | 40%	0.71%
		14%	Drawdown Funds	Hybrid: Deployed Capital at Cost/NAV	Daily/Quarterly	Long-dated & Illiquid	9% | 91%	
		11%	Open Funds	NAV	Daily	Periodic	31% | 69%	
		5%	SMAs	Hybrid: Varies by Account	n.a	Long-dated & Illiquid	19% | 81%	
Real Estate	$ 9.7 bn	91%	REITs	Market Value/NAV	Daily/Monthly	Permanent Capital	0% | 100%	0.71%
		9%	Drawdown Funds	Hybrid: Varies by Fund	n.a.	Long-dated & Illiquid	24% | 76%	
Public Equities	$ 2.7 bn	44%	SMAs	NAV	Quarterly	Long-dated & Illiquid	0% | 100%	0.68%
		33%	Interval Funds	NAV	Daily	Periodic/Limited Liquidity	0% | 100%	
		22%	Open Funds	NAV	Daily	Periodic	17% | 83%	
		1%	Drawdown Funds	NAV	Daily	Long-dated & Illiquid	0% | 100%	
GPMS	$ 13.3 bn	37%	SMAs	Hybrid: Varies by Account	n.a	Long-dated & Illiquid	100% | 0%	0.57%
		31%	Drawdown Funds	Hybrid: Varies by Fund	n.a	Long-dated & Illiquid	100% | 0%	
		19%	Open Funds	NAV	Daily	Periodic	76% | 24%	
		13%	Permanent	NAV	Quarterly	Permanent Capital	100% | 0%	
Total	**$ 48.9 bn**						**56% | 44%**	**0.86%**

Note: Currency Exposure Hard / Soft (%) reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. Effective Management Fee Rate reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Periodic liquidity for open funds refers to funds which investors can redeem shares in a short period, including but not limited to weekly and monthly; and for Interval Funds refers to funds which investors can only redeem shares at specific intervals, such as quarterly, semi-annually or yearly.

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15See notes and definitions at end of document. Totals may not add due to rounding. Total AUM Roll Forward PAX 2Q26 Earnings Presentation (in US$ Million) Private Equity Infrastructure Credit Public Equities Real Estate GPMS Multi Asset Total AUM 1Q26 10,720 8,782 12,837 2,948 9,885 14,107 — 59,279 Acquisitions — — — — — 2,740 — 2,740 Inflows 9 12 657 38 247 413 970 2,347 Realizations & Dividends (8) (244) (244) (16) (169) (172) — (855) Redemptions — — (274) (142) — (126) — (542) Valuation Impact (1,896) 114 548 (16) (51) 86 — (1,215) FX 45 46 96 30 264 (9) — 472 Funds Capital Variation (90) (16) 12 3 27 (16) — (80) AUM 2Q26 8,779 8,694 13,632 2,845 10,203 17,022 970 62,146 (in US$ Million) Private Equity Infrastructure Credit Public Equities Real Estate GPMS Multi Asset Total AUM 2Q25 10,620 7,311 7,828 2,267 6,820 13,867 — 48,713 Acquisitions — — 3,075 — 1,829 2,740 — 7,644 Inflows 396 1,586 2,252 351 916 1,244 970 7,716 Realizations & Dividends (383) (761) (424) (32) (533) (791) — (2,925) Redemptions (56) — (671) (464) (55) (473) — (1,720) Valuation Impact (2,061) 192 1,245 558 553 593 — 1,080 FX 452 308 325 163 683 (168) — 1,762 Funds Capital Variation (188) 59 2 3 (10) 12 — (123) AUM 2Q26 8,779 8,694 13,632 2,845 10,203 17,022 970 62,146

16See notes and definitions at end of document. Totals may not add due to rounding. Total FEAUM Roll Forward PAX 2Q26 Earnings Presentation (in US$ Million) Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total FEAUM 1Q26 5,423 4,176 12,430 2,842 9,411 11,476 45,758 Acquisitions — — — — — 1,729 1,729 Inflows 196 287 575 38 148 266 1,511 Realizations & Dividends (14) (23) (192) (16) (166) (133) (544) Redemptions — — (274) (142) — (94) (510) Valuation Impact — 33 520 (13) 84 1 626 FX and Other 6 10 69 28 256 6 375 Change in fee basis — — — — — — — FEAUM 2Q26 5,610 4,484 13,128 2,737 9,733 13,252 48,944 (in US$ Million) Private Equity Infrastructure Credit Public Equities Real Estate GPMS Total FEAUM 2Q25 5,474 4,219 7,643 2,212 6,303 11,357 37,207 Acquisitions — — 3,078 — 1,844 1,729 6,652 Inflows 309 751 2,007 309 797 1,166 5,338 Realizations & Dividends (208) (533) (325) (16) (472) (628) (2,182) Redemptions — — (669) (465) (38) (347) (1,519) Valuation Impact — 67 1,171 494 711 218 2,661 FX and Other 36 37 223 204 588 (7) 1,080 Change in fee basis — (56) — — — (236) (293) FEAUM 2Q26 5,610 4,484 13,128 2,737 9,733 13,252 48,944

PAX 2Q26 Earnings Presentation

PATRIA

Investment Performance – Drawdown Funds (1/2)

(in Thousands, Except Where Noted)	Committed Capital Total (USD)	Deployed + Reserved	Total Invested Value (USD)	Unrealized Investments Value (USD)	Realized Investments Value (USD)	Total Value Value (USD)	Total Value Gross MOIC (USD)	Net Returns Net IRR (USD)	Net Returns Net IRR (BRL/CLP)	Net Returns Benchmark[2] (USD)
Private Equity										
PE I (1997)	234,000	Divested	163,812	—	278,480	278,480	1,7x	4%	7%	(2)%
PE II (2003)	50,000	Divested	51,648	—	1,053,625	1,053,625	20,4x	92%	75%	(1)%
PE III (2007)	571,596	Divested	616,657	—	1,194,187	1,194,187	1,9x	8%	19%	5%
PE IV (2011)	1,270,853	113%	1,247,809	272,529	289,790	562,320	0,5x	(17)%	(13)%	(5)%
PE V (2015)	1,807,389	125%	1,807,363	1,272,899	866,427	2,139,326	1,2x	(1)%	2%	7%
PE VI (2019)	2,689,666	117%	2,289,993	4,034,854	66,627	4,101,481	1,8x	10%	10%	7%
PE VII (2022)[1]	1,859,761	115%	701,833	879,656	—	879,656	1,3x	5%	3%	8%
Total Private Equity	**8,483,265**		**6,879,115**	**6,459,938**	**3,749,137**	**10,209,074**	**1,5x**	**5%**	**7%**	
Private Equity 20-year	**8,249,265**		**6,715,303**	**6,459,938**	**3,470,657**	**9,930,595**	**1,5x**	**5%**	**7%**	3%
Growth Capital										
Payara (2019)	83,617	100%	74,588	146,422	6,282	152,704	2.0x	13%	15%	8%
Growth II (2022)	89,636	100%	63,375	68,173	16,592	84,765	1.3x	n/m	n/m	n.a.
Total Growth Capital	**173,254**		**137,963**	**214,595**	**22,874**	**237,470**	**1.7x**	**13%**	**15%**	
Venture Capital										
Igah III (2020)	110,731	100%	91,437	192,649	23,733	216,382	2.4x	16%	16%	6%
Igah IV (2023)	46,363	100%	5,747	5,747	0	5,747	1.0x	n/m	n/m	n.a.
Total Venture Capital	**157,093**		**97,184**	**198,396**	**23,733**	**222,129**	**2.3x**	**16%**	**16%**	
Total High Growth (Growth + Venture Capital)	**330,347**	—	**235,147**	**412,991**	**46,607**	**459,599**	**2.0x**	**14%**	**15%**	
PIPE										
Moneda PIPE I (2025)	120,000	71%	25,000	25,000	0	25,000	1.0x	n/m	n/m	n.a.
Total Public Equities	**120,000**		**25,000**	**25,000**	**0**	**25,000**	**1.0x**	**n/m**	**n/m**	

Note: Private Equity and PIPE net returns presented as 'n/m' for the funds whose first deployment of capital date is less than 36 months prior to the period indicated. For High Growth funds, net returns presented only for mature vintages. (1) As of end of 2Q26, PE VII committed capital include all specific co-investment and side car vehicles, including non fee paying commitments. Excluding non fee paying co-investments commitments, PE VII committed capital would be US$ 1,759M. Gross MOIC and Net Returns only reflect returns on primary funds and fee-paying co-invests. (2) Benchmarks: Private Equity funds: Burgiss LatAm for realized funds I-III; Burgiss LatAm as of 1Q26 (latest available) for funds IV and V, and 3Q25 (latest available) for funds VI and VII. 20Y Returns Benchmarks: Private Equity funds: Burgiss LatAm 20Y pooled returns (2003 - 2026); High Growth funds: MSCI Global as of 1Q26 (latest available).

17

PAX 2Q26 Earnings Presentation

PATRIA

Investment Performance – Drawdown Funds (2/2)

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns		
	Total (USD)		Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL/CLP)	Benchmark[3] (USD)
Infrastructure										
Infra II (2010)	1,154,385	103%	997,680	182,192	958,191	1,140,383	1.1x	(1)%	9%	4%
Infra III (2013)	1,676,237	98%	1,306,477	208,669	2,815,943	3,024,612	2.3x	11%	19%	0%
Infra IV (2018)	1,941,000	116%	1,559,847	1,989,262	180,938	2,170,201	1.4x	7%	6%	5%
Infra V (2023)[1]	3,748,180	110%	1,011,415	1,230,386	11	1,230,397	1.2x	n/m	n/m	n.a.
Total Infrastructure	**8,519,802**		**4,875,418**	**3,610,509**	**3,955,083**	**7,565,592**	**1.6x**	**5%**	**13%**	
Infrastructure 3 latest vintages	**7,365,417**		**3,877,738**	**3,428,317**	**2,996,893**	**6,425,209**	**1.7x**	**10%**	**15%**	3%
GPMS[2]										
SOF I (2014)	189,900	Divested	182,502	3,726	243,907	247,633	1,4x	9%	n/m	10%
SOF II (2014)	291,100	Divested	307,971	—	420,355	420,355	1,4x	14%	n/m	12%
SOF III (2017)	427,500	108%	459,900	68,200	755,000	823,200	1,8x	18%	n/m	11%
SOF IV (2020)	406,100	96%	389,900	427,700	240,800	668,500	1,7x	23%	n/m	17%
SOF V (2026)	676,715	12%	79,000	108,500	6,100	114,600	1,5x	n/m	n/m	n.a.
Total GPMS	**1,991,315**		**1,419,273**	**608,126**	**1,666,162**	**2,274,288**	**1,6x**	**16%**	**n/m**	
Private Credit										
PCF I (2024)	214,066	85%	160,320	170,328	69,353	239,681	1.5x	n/m	n/m	n.a.
Total Private Credit	**214,066**		**160,320**	**170,328**	**69,353**	**239,681**	**1.5x**	**n/m**	**n/m**	

Note: Infrastructure Net returns presented as 'n/m' for the fund's which first deployment of capital date is less than 36 months prior to the period indicated. (1) As of end of 2Q26, IS V committed capital include all specific co-investment and sidecar vehicles, including non fee paying commitments. Excluding non fee paying co-investments commitments, IS V committed capital would be US$ 2,322 Mn. Gross MOIC and Net Returns only reflect returns on primary funds and fee-paying co-invests. (2) Returns as of 4Q25. SOF V Commitments as of 2Q26. (3) Benchmarks for Infrastructure funds: Dow Jones Global Infra of 2Q26; for GPMS funds: MSCI World as of 4Q25 (latest available).

18

PAX 2Q26 Earnings Presentation

PATRIA

Investment Performance – Permanent Capital, Interval & Open Funds (1/3)

	Functional Currency	AUM mn (USD)	YTD	Compounded Annualized Net Returns in local currency 1yr	3yr	5yr	Since Incep.	Excess Return Since Incept.[1]
Real Estate								
Patria Log - HGLG (2011)	BRL	1,468	—%	4%	5%	8%	14%	457 bps
Benchmark: IFIX			*2%*	*10%*	*7%*	*7%*	*9%*	
Patria Renda Urbana - HGRU (2018)	BRL	577	10%	16%	10%	13%	14%	661 bps
Benchmark: IFIX			*2%*	*10%*	*7%*	*7%*	*8%*	
VBI Prime Properties - PVBI (2020)	BRL	548	(8)%	3%	(2)%	3%	2%	-396 bps
Benchmark: IFIX			*2%*	*10%*	*7%*	*7%*	*6%*	
Patria Escritórios - HGRE (2009)	BRL	335	9%	19%	6%	9%	12%	304 bps
Benchmark: IFIX			*2%*	*10%*	*7%*	*7%*	*9%*	
Patria Malls - PMLL (2017)	BRL	405	7%	16%	7%	12%	9%	256 bps
Benchmark: IFIX			*2%*	*10%*	*7%*	*7%*	*7%*	
Patria Crédito Índice de Preços - PCIP (2019)	BRL	302	(1)%	6%	9%	8%	10%	426 bps
Benchmark: IFIX			*2%*	*10%*	*7%*	*7%*	*6%*	
Patria Recebíveis Imobiliários -HGCR (2010)	BRL	290	(1)%	10%	8%	11%	12%	288 bps
Benchmark: IFIX			*2%*	*10%*	*7%*	*7%*	*9%*	
RBR Crédito Imobiliário Estruturado - RBRY (2019)	BRL	248	(2)%	9%	11%	12%	11%	524 bps
Benchmark: IFIX			*2%*	*10%*	*7%*	*7%*	*6%*	
Patria Securities – PSEC (2020)	BRL	259	(7)%	(1)%	1%	4%	2%	-161 bps
Benchmark: IFIX			*2%*	*10%*	*7%*	*7%*	*4%*	
RBR Plus Multiestratégia - RBRX (2021)	BRL	264	3%	14%	10%	7%	7%	-58 bps
Benchmark: IFIX			*2%*	*10%*	*7%*	*7%*	*7%*	
Diversified	COP	1,834	5%	9%	9%	11%	15%	975 bps
Benchmark: IPC			*5%*	*6%*	*6%*	*8%*	*5%*	
GPMS								
Patria Private Equity Trust (2001)[2]	GBP	2,022	3%	11%	6%	11%	11%	449 bps
Benchmark: FTSE All-Share Index			*9%*	*22%*	*13%*	*11%*	*6%*	

Note: Patria will report investment performance of primary strategies for REITS. Market-based returns including dividend reinvestment. (1) IFIX launched on December 30th, 2010. For funds started prior to the index, the excess return presented is calculated from the beginning of the index. (2) GPMS returns calculated based on NAV.

19

PAX 2Q26 Earnings Presentation

PATRIA

Investment Performance – Permanent Capital, Interval & Open Funds (2/3)

	Functional Currency	AUM mn (USD)	YTD	Compounded Annualized Net Returns in local currency 1yr	3yr	5yr	Since Incep.	Excess Return Since Incept.
Public Equities Latam								
LatAm Small Caps (2008)	USD	1,080	2%	11%	3%	—%	4%	295 bps
Benchmark: MSCI EM Latam SC USD Net USD			*4%*	*12%*	*5%*	*2%*	*1%*	
LatAm Equities (2015)	USD		7%	24%	9%	6%	8%	-49 bps
Benchmark: MSCI Latam 10/40 Net USD			*10%*	*32%*	*12%*	*9%*	*8%*	
Public Equities Chile								
Chile Small Caps (1994)	CLP	1,438	10%	56%	31%	27%	16%	751 bps
Benchmark: MSCI Chile Small Cap Net			*2%*	*24%*	*20%*	*19%*	*9%*	
Chile Large Caps (2011)	CLP		2%	34%	23%	22%	7%	122 bps
Benchmark: IPSA Index			*3%*	*31%*	*23%*	*20%*	*6%*	
Public Equities Brazil								
Patria Long Biased (2020)	BRL	76	(2)%	17%	25%	12%	25%	1,329 bps
Benchmark: IPCA+Yield IMA-B			*7%*	*13%*	*12%*	*13%*	*11%*	
Patria Long Only (2025)	BRL		5%	18%	—%	—%	33%	631 bps
Benchmark: Ibovespa Index			*7%*	*24%*	*—%*	*—%*	*27%*	
Infrastructure Core[1]								
Pátria Infraestrutura Energia Core Renda (2022)	BRL	174	6%	11%	13%	-	13%	560 bps
Benchmark: NTN-B 2035 Net Return (Mark to Market)			*2%*	*6%*	*4%*	-	*7%*	
Patria Infraestrutura Energia Core (2021)	BRL	211	7%	12%	11%	13%	11%	690 bps
Benchmark: NTN-B 2035 Net Return (Mark to Market)			*2%*	*6%*	*4%*	*5%*	*4%*	

Note: Includes composite investment performance, and where relevant, a weighted composite of underlying benchmarks. (1) Infrastructure Core returns are calculated based on NAV.

20

PAX 2Q26 Earnings Presentation

PATRIA

Investment Performance – Permanent Capital, Interval & Open Funds (3/3)

	Functional Currency	AUM mn (USD)	YTD	Compounded Annualized Net Returns in local currency				Excess Return
				1yr	3yr	5yr	Since Incep.	Since Incept.[2]
Credit Latam								
Latam High Yield (2000)	USD	5,548	6%	12%	14%	9%	11%	363 bps
CEMBI Broad Div Latam HY			*5%*	*10%*	*11%*	*6%*	*7%*	
Latam Local Currency Debt (2009)	USD	1,324	10%	20%	12%	11%	6%	136 bps
GBI Broad Div Latam			*9%*	*20%*	*9%*	*8%*	*4%*	
Chilean Fixed Income (2012)	CLP	1,716	4%	9%	11%	11%	9%	195 bps
Chilean Fixed Income Index			*3%*	*8%*	*8%*	*8%*	*7%*	
Credit Brazil								
Solis Antares Advisory (2019)[1]	BRL	397	8%	17%	16%	15%	15%	259 bps
Benchmark: CDI			*7%*	*15%*	*13%*	*12%*	*12%*	
Solis Capital Antares (2016)[1]	BRL	253	8%	17%	15%	15%	15%	252 bps
Benchmark: CDI			*7%*	*15%*	*13%*	*12%*	*12%*	
Solis Capital Antares Pioneiro (2024)[1]	BRL	208	7%	16%	—%	—%	16%	140 bps
Benchmark: CDI			*7%*	*15%*	*—%*	*—%*	*15%*	
Solis Speciale (2018)[1]	BRL	208	8%	18%	16%	15%	15%	332 bps
Benchmark: CDI			*7%*	*15%*	*13%*	*12%*	*12%*	
Solis Antares Light (2019)[1]	BRL	203	7%	16%	15%	14%	14%	208 bps
Benchmark: CDI			*7%*	*15%*	*13%*	*12%*	*12%*	
Solis Antares Previdência (2021)[1]	BRL	122	7%	15%	14%	—%	14%	121 bps
Benchmark: CDI			*7%*	*15%*	*13%*	*—%*	*13%*	
Crédito Estruturado 365 (2023)	BRL	74	8%	18%	17%	—%	17%	365 bps
Benchmark: CDI			*7%*	*15%*	*13%*	*—%*	*13%*	
FIDC I (2019)	BRL	73	8%	18%	14%	14%	12%	257 bps
Benchmark: CDI			*7%*	*15%*	*13%*	*12%*	*9%*	
Patria Prev (2025)	BRL	49	7%	16%	—%	—%	16%	156 bps
Benchmark: CDI			*7%*	*15%*	*—%*	*—%*	*15%*	
Agri Credit Fund – PAAG11 (2023)[3]	BRL	23	9%	21%	—%	—%	17%	364 bps
Benchmark: CDI			*7%*	*15%*	*—%*	*—%*	*13%*	

Note: Includes composite investment performance, and where relevant, a weighted composite of underlying benchmarks. (1) Solis funds subject to performance fee & larger than USD 100M in AUM; (2) For Solis' funds, benchmark comparisons are based on the maximum available period, limited to five years; (3) Tax-exempt fund. The returns consider a gross-up of 15%

21

22 (1) 1,391,604 shares issued related to personnel compensation. (2) Reduced by 1,500,000 shares related to total return swap. (3) 1,556 shares issued related to personnel compensation in 4Q25 and 1,074,339 shares issued related to consideration for M&A activity. (4) Reduced by 1,500,000 shares related to total return swap (840,129 executed in Q1'26 and 659,871 executed in Apr'26) and 892,874 share repurchased in the open market offset by 2,827,645 shares issued related to personnel compensation and 1,124,830 shares issued related to M&A activity. (5) 53,496 shares issued and 333,934 shares expected to be issued related to personnel compensation. Note: Qualified dividend under the provisions of The Jobs and Growth Tax Relief Reconciliation Act of 2003 Share Summary PAX 2Q26 Earnings Presentation (in millions) 2Q25(1) 3Q25(2) 4Q25(3) 1Q26(4) 2Q26(5) Class A Common Shares 66,521,566 65,021,566 65,023,122 66,108,288 66,584,651 Class B Common Shares 92,945,430 92,945,430 92,945,430 92,945,430 92,945,430 Total Shares Outstanding 159,466,996 157,966,996 157,968,552 159,053,718 159,530,081 (+) Shares expected to be issued post-quarter and eligible for dividend 387,430 (=) Total Shares outstanding eligible for quarterly dividend 159,917,511

23 Reconciliations & Disclosures PAX 2Q26 Earnings Presentation

PATRIA

Currently Contracted and Already Incurred Liabilities and Share Repurchase Expenses ('26-'28)

Excludes Cash Generation from Distributable Earnings and Payment of Dividends from 2026-2028

When including contributions from Distributable Earnings ('26-'28) and available credit facilities, we expect to have ample capital resources to cover contracted liabilities, future dividend payments, fund incremental share buybacks and reinvest in the business

(US$ in millions)	2026	2027	2028	2026-2028
Beginning Balance Cash & Equivalents	**69.5**	**13.9**	**(137.7)**	**69.5**
(-) Consideration payable on announced acquisitions (1)	(199.1)	(71.3)	(31.8)	(302.2)
(-) Current value of performance based contingent payments from acquisitions (2)	(18.8)	(31.3)	(5.8)	(56.0)
(-) Share repurchases (Total Return Swap and Direct Share Repurchase) (3)	(12.7)	(49.1)		(61.8)
(+) Debt offering	350.0			350.0
(-) 2025 Non-Current Loans Balance	(174.9)			(174.9)
End of Period Cash & Equivalents (Before Cash Inflows From Operations)	**13.9**	**(137.7)**	**(175.4)**	**(175.4)**

→ Increase from $(149.5) million in 1Q26 to $(175.4) million in 2Q26 driven mainly by FX and contract indexation

→ Excludes cash generation from Distributable Earnings and payment of Dividends from 2026-2028

→ Not an IFRS measure

Notes: (1) Contracted payments on previously completed acquisitions including Solis, RBR and WP; (2) Includes potential earn-outs and other deferral consideration payments from acquisitions subject to change according to the terms of underlying acquisition contracts. As of 31-Dec-2025 (20-F); (3) Cost of already executed open market share repurchases and expected payments to settle executed TRS transactions

24

PAX 2Q26 Earnings Presentation

PATRIA

Patria's Earnings – 5 Quarter View

(US$ in millions)	QTD 2Q25	QTD 3Q25	QTD 4Q25	QTD 1Q26	QTD 2Q26	FY 2023	FY 2024	FY 2025
Management Fees	81.0	87.0	92.0	95.2	103.7	245.6	292.4	338.7
(+) Incentive Fees	2.3	0.2	11.3	—	2.5	4.1	13.8	14.0
(+) Other Fee Revenues	2.3	2.5	2.9	3.3	7.0	2.7	10.4	9.6
(–) Taxes on Revenues (1)	(1.8)	(1.8)	(2.1)	(2.3)	(2.7)	(5.0)	(6.5)	(7.1)
(–) Rebates	(2.7)	(3.3)	(3.1)	(3.7)	(4.6)	(6.5)	(9.3)	(11.2)
Total Fee Revenues	**81.1**	**84.6**	**101.0**	**92.6**	**105.8**	**240.9**	**300.8**	**344.0**
(–) Personnel Expenses	(22.6)	(22.3)	(24.8)	(26.8)	(31.9)	(60.0)	(82.4)	(91.7)
(–) Administrative Expenses	(11.7)	(12.1)	(11.3)	(14.7)	(16.1)	(31.4)	(45.6)	(47.1)
(–) Placement Fees Amortization (2)	(0.7)	(0.7)	(0.7)	(0.5)	(0.6)	(1.9)	(2.7)	(2.7)
Fee Related Earnings (FRE)	**46.1**	**49.5**	**64.3**	**50.5**	**57.1**	**147.7**	**170.1**	**202.5**
FRE Margin (%)	**56.9%**	**58.5%**	**63.6%**	**54.6%**	**54.0%**	**61.3%**	**56.5%**	**58.9%**
Realized Performance Fees (After-Tax)	—	—	30.2	—	—	72.7	62.3	31.0
(–) Carried interest allocation and bonuses (3)	—	—	(10.6)	—	—	(25.3)	(20.9)	(10.6)
Performance Related Earnings (PRE)	**—**	**—**	**19.6**	**—**	**—**	**47.5**	**41.4**	**20.3**
(+) Net financial income/(expense) (4)	(4.0)	(1.0)	(1.8)	(3.3)	(1.5)	0.8	(9.2)	(9.7)
Pre-Tax Distributable Earnings	**42.2**	**48.5**	**82.0**	**47.2**	**55.6**	**195.9**	**202.3**	**213.1**
(–) Income and other related tax (5)	(3.4)	(1.6)	(3.5)	(4.9)	(5.0)	(9.6)	(13.1)	(12.2)
Distributable Earnings (DE)	**38.8**	**46.9**	**78.5**	**42.4**	**50.7**	**186.3**	**189.2**	**200.9**
DE per Share	**0.24**	**0.30**	**0.50**	**0.27**	**0.32**	**1.26**	**1.24**	**1.27**
Shares Outstanding	159.5	158	158.0	159.1	159.5			
Additional Metrics								
Total Assets Under Management	48,713	51,219	52,609	59,279	62,146			
Fee-Earning Assets Under Management	37,207	38,826	40,810	45,758	48,944			

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

25

PAX 2Q26 Earnings Presentation

PATRIA

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	QTD 2Q25	3Q25	4Q25	1Q26	2Q26	FY FY 2023	FY 2024	FY 2025
Management Fees	81.0	87.0	92.0	95.2	103.7	245.6	292.4	338.7
(+) Incentive Fees	2.3	0.2	11.3	—	2.5	4.1	13.8	14.0
(+) Other Fee Revenues	2.3	2.5	2.9	3.3	7.0	2.7	10.4	9.6
(–) Taxes on Revenues	(1.8)	(1.8)	(2.1)	(2.3)	(2.7)	(5.0)	(6.5)	(7.1)
(–) Rebates	(2.7)	(3.3)	(3.1)	(3.7)	(4.6)	(6.5)	(9.3)	(11.2)
Total Fee Revenues	**81.1**	**84.6**	**101.0**	**92.6**	**105.8**	**240.9**	**300.8**	**344.0**
(–) Personnel Expenses	(22.6)	(22.3)	(24.8)	(26.8)	(31.9)	(60.0)	(82.4)	(91.7)
(–) Administrative Expenses	(11.7)	(12.1)	(11.3)	(14.7)	(16.1)	(31.4)	(45.6)	(47.1)
(–) Placement Fees Amortization	(0.7)	(0.7)	(0.7)	(0.5)	(0.6)	(1.9)	(2.7)	(2.7)
Fee Related Earnings (FRE)	**46.1**	**49.5**	**64.3**	**50.5**	**57.1**	**147.7**	**170.1**	**202.5**
Realized Performance Fees (After-Tax)	—	—	30.2	—	—	72.7	62.3	31.0
(–) Carried interest allocation and bonuses	—	—	(10.6)	—	—	(25.3)	(20.9)	(10.6)
Performance Related Earnings (PRE)	**—**	**—**	**19.6**	**—**	**—**	**47.5**	**41.4**	**20.3**
(+) Net financial income/(expense)	(4.0)	(1.0)	(1.8)	(3.3)	(1.5)	0.8	(9.2)	(9.7)
Pre-Tax Distributable Earnings	**42.2**	**48.5**	**82.0**	**47.2**	**55.6**	**195.9**	**202.3**	**213.1**
(–) Income and other related tax	(3.4)	(1.6)	(3.5)	(4.9)	(5.0)	(9.6)	(13.1)	(12.2)
Distributable Earnings (DE)	**38.8**	**46.9**	**78.5**	**42.4**	**50.7**	**186.3**	**189.2**	**200.9**
(-) Deferred Taxes (1)	3.0	2.8	1.9	2.1	6.3	13.4	1.2	14.8
(-) Amortization of intangible assets from acquisition (2)	(8.1)	(9.3)	(8.8)	(7.9)	(11.7)	(19.3)	(25.1)	(35.0)
(-) Equity-based and long-term compensation (3)	(7.3)	(9.4)	(16.5)	(10.1)	(13.5)	(14.7)	(20.2)	(38.0)
(-) Deferred and contingent consideration (4)	(5.5)	(5.4)	(0.8)	(5.8)	(7.6)	(14.3)	(31.9)	(14.2)
(-) Transaction and restructuring cost (5)	(5.7)	(7.4)	(21.9)	(12.6)	(11.1)	(12.3)	(36.3)	(38.8)
(-) Derivative financial instrument gains/(losses) (6)	(0.8)	(0.5)	9.4	1.6	(11.8)	(14.9)	1.1	4.9
(-) SPAC expenses and transaction costs (7)	(0.1)	0.1	(3.9)	—	—	(7.3)	(1.1)	(4.2)
(-) Unrealized financial income/expense (8)	(1.3)	4.9	(3.3)	(7.4)	9.2	1.4	(4.9)	(4.8)
Net income for the period (9)	**12.9**	**22.5**	**34.5**	**2.3**	**10.5**	**118.4**	**71.9**	**85.6**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

26

PAX 2Q26 Earnings Presentation

PATRIA

IFRS Balance Sheet

(US$ in millions)	December 31, 2025	June 30, 2026
Assets		
Cash and cash equivalents	53.6	58.9
Short term investments (1)	35.1	54.6
Client funds on deposit (2)	25.9	24.9
Accounts receivable (3)	118.6	298.3
Project advances	12.3	18.0
Other current assets	16.0	21.6
Recoverable taxes	9.3	3.5
Energy trading contracts (4)	133.3	94.5
Other financial instruments (4)	1.2	—
Current Assets	**405.3**	**574.3**
Accounts receivable (3)	95.4	18.8
Deferred tax assets (5)	20.7	19.0
Other non-current assets	10.1	10.8
Long term investments (6)	44.5	52.9
Investments in associates	—	—
Property and equipment	42.4	46.6
Intangible assets (7)	824.2	1,051.4
Energy trading contracts (4)	46.2	38.4
Other financial instruments (4)	6.4	6.8
Non-current assets	**1,089.8**	**1,244.7**
Total Assets	**1,495.1**	**1,819.0**

	December 31, 2025	June 30, 2026
Liabilities and Equity		
Client funds payable (2)	25.9	24.9
Consideration payable from acquisition (8)	118.5	117.7
Personnel and related contributions payable (9)	58.1	51.4
Taxes payable	12.0	11.3
Carried interest allocation (10)	19.3	22.1
Energy trading contracts (4)	117.5	71.6
Other financial instruments (4)	0.0	5.4
Other current liabilities (12)	63.7	248.2
Loans (14)	—	2.2
Current Liabilities	**415.0**	**554.9**
Gross obligation under put option (13)	24.6	56.9
Consideration payable from acquisitions (8)	66.0	108.6
Carried interest allocation (10)	8.3	6.8
Deferred tax liabilities (5)	52.4	55.2
Other non-current liabilities (11)	88.1	18.9
Loans (14)	174.9	345.1
Energy trading contracts (4)	32.5	34.0
Non-current Liabilities	446.7	625.5
Total Liabilities	**861.7**	**1,180.3**
Capital	—	—
Additional paid-in capital	589.4	594.9
Capital reserves (15)	46.6	41.7
Retained earnings	—	—
Cumulative translation adjustment	(24.3)	(10.0)
Treasury shares	—	(12.7)
Other reserves	—	(50.7)
Equity attributable to the owners of the parent	**611.7**	**563.1**
Non-controlling interests (16)	**21.7**	**75.5**
Equity	633.4	638.6
Total Liabilities and Equity	**1,495.1**	**1,819.0**

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document.

27

28 Notes PAX 2Q26 Earnings Presentation Notes to Page 4 Patria’s Second Quarter 2026 IFRS Results (1) Performance fees are determined in accordance with the funds offering documents and/or agreements with Limited Partners, based on the expected value for which a highly probability exists that a significant reversal will not occur. (2) Taxes on revenue represent taxes on services in some of the countries where Patria operates. (3) Personnel expenses consist of fixed compensation costs composed of salaries and wages, rewards and bonuses, social security contributions, payroll taxes and short- and long-term benefits. (4) Deferred consideration is accrued for services rendered during the retention period of employees from acquired businesses. (5) Other income/(expenses) consist of acquisition related transaction costs including M&A expenses as well as gains/(losses) from energy trading. (6) Includes earnings and amortization of intangible assets from long term investments. (7) Comprise of the fair value adjustments on long-term investments and derivative financial instruments, and acquisition price adjustments, unwinding of considerations payable and gross obligations under put options on acquired businesses as well as foreign exchange variances and interest incurred on credit lines and lease liabilities. (8) Income tax includes both current and deferred tax expenses for the period calculated based on each jurisdiction’s tax regulations. (9) Represents the non-controlling interest in Patria’s subsidiaries. Notes to Pages 8 & 9 Patria’s Second Quarter 2026 Earnings and Page 25 Patria’s Earnings – 5 Quarter View (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees, if any, which are excluded from Patria’s Fee Related Earnings. (2) Placement Fees amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds. (3) Performance fee payable to carried interest vehicles have been excluded from performance related earnings. (4) Net financial income/(expense) includes share of equity-accounted earnings, realized gains/(losses) on financial instruments and net gains/(losses) from energy trading. (5) Income and other related tax represents tax expenses based on each jurisdiction’s tax regulations. Notes to Page 10 Net Accrued Performance Fees (1) Others include PE Growth and VC funds, Alturas II and Moneda Private Credit. Notes to Page 15 Total AUM Roll Forward (1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items. (2) Inflows generally reflects fundraising activity in the period. (3) Funds Capital Variation generally reflects the change in cash-on-hand balances at the fund level during the period. This includes but is not limited to: (i) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been distributed to limited partners and (iii) amounts used to pay down capital call financing facilities and (iv) funds received from financing activities at fund level that has been distributed to limited partners. Notes to Page 16 Total FEAUM Roll Forward (1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items. (2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dependent on the individual fee terms of each fund.

29 Notes PAX 2Q26 Earnings Presentation Notes to Page 26 Reconciliation of IFRS to Non-GAAP Measures (1) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses, performance fees, quarterly revaluation of derivatives, intangible assets and considerations payable (IFRS note "Income and other related tax"). (2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationships, brands and non-compete agreements. (IFRS “Amortization of intangible assets" note). (3) Expenses for equity-based compensation and long-term employee benefits. Additionally, includes IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business. (IFRS note "Personnel Expenses"). (4) Expenses for acquisition costs accruals. (i) Deferred consideration is accrued over retention period of key management from acquired businesses. (ii) Contingent consideration is the fair value adjustment of the earn-out payable. (iii) Unwinding and price adjustments on outstanding considerations payable (IFRS "Personnel expenses" and "Net Financial income/(expense)" notes). (5) Non-recurring expenses and gains associated with business acquisitions and restructuring. (IFRS "Other income/(expenses)" and "Personnel expenses" notes). (6) Option arrangements from acquisition-related transactions. (IFRS "Net financial income/(expenses)" and "Other income/(expenses)" notes). (7) General and administrative expenses associated with SPAC-related activities, which ceased in 2025 following the completion of the transaction. (IFRS "General and Administrative expenses")" note). (8) Unrealized gains and losses on long-term investments and unrealized exchange variation. (9) Reflects net income attributable to owners of the Parent. (IFRS "Condensed Consolidated Statement of Profit or Loss"). Notes to Page 27 IFRS Balance Sheet (1) Short term Investments are liquid investment funds of private equity and Gov bonds. (2) Chilean clients' money not available for the Company. Assets and liabilities linked. (3) Accounts receivable primarily relate to management and performance fees, as well as energy trading receivables. (4) Financial instruments assets and liabilities mainly relate to fair value adjustments on energy trading agreements. (5) The long-term investments predominantly relate to GP commitments into the funds managed by Patria. (6) Primarily composed of goodwill, contractual rights, non-contractual customer relationships, non-competes, brands from business acquisitions and placement agent fees. (7) Deferred Tax assets and liabilities are temporary differences between the accounting balance and tax base of certain assets and liabilities. Main categories include temporary differences on financial instruments, fair value adjustments on assets acquired through business combinations, business combination related expenses and assessed tax losses for future utilization. (8) Payable relate to acquired businesses, including amounts contingent to the business performance over a specific period (earn-outs) as well as deferred consideration payable to employees of certain acquired businesses. Settlement may and /or will be in cash or shares over the next years. (9) Primarily composed of employee compensation and short-term employee benefits. (10) Carried interest reflect up to 35% of net performance fees receivable to be paid to a carried interest vehicle when collected from certain investments funds. (11) Other non-current liabilities include $70.6 million payable to a financial institution for PE IV receivable sold. (12) Includes approximately $150 million related to Tria suppliers. (13) Gross obligation relates to put option arrangements from acquisition-related activity of businesses. (14) Loans include credit facilities utilized as well as accrued interest recognized on outstanding credit facility balances. (15) Reflects the Class A common shares reserved to settle the share-based incentive plans. (16) Non-controlling interest represents the minorities’ holding mainly in Tria (41%) and BanColombia (49%), Solis (49%) and Iter (49%).

30 Definitions PAX 2Q26 Earnings Presentation Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses). DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. Drawdown Funds are illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10-14 years. Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date. Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement. Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity-based compensation and non-recurring expenses. Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital Incentive Fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments. Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings for Drawdown Funds. Net IRR represents the cash-weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals. Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund. Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals. We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third-party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund. Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us plus the investments directly made by others in the invested companies when offered by us as co-investments. In general, Total AUM equals the sum of (i) the fair value of the investments of each one of the funds and co- investments; and (ii) uncalled capital, which is the difference between committed and called capital.